EXHIBIT 77C

RESULTS OF ANNUAL MEETING

The Fund held its annual meeting of shareholders on June 30, 2011. The purpose of the annual meeting was to elect two Trustees to the Fund's board of trustees for a three year term, or until the trustee's successor is duly elected and qualified, and to conduct any other lawful business of the Fund. Mr. John P. Calamos, Sr. and Mr. William R. Rybak were nominated for reelection as Trustees, and were elected as such by a plurality vote as follows:

                                                            BROKER NON-VOTES
TRUSTEE NOMINEE        VOTES FOR       VOTES WITHHELD        AND ABSTENTIONS
---------------        ---------       --------------       -----------------
John P. Calamos, Sr.   64,692,058        1,345,430                  0
William R. Rybak       64,831,660        1,205,828                  0

Messrs. Marsh, Neal, Timbers and Tripples' terms of office as Trustees continued after the meeting.